Exhibit 23.5

Collarini Associates
11111 Richmond Avenue, Suite 126
Houston, Texas 77082
Tel. (832) 251-0160
Fax (832) 251-0157
www.collarini.com

February 15, 2010

Mr. Jerry Kennedy

ATP Oil & Gas Corporation

4600 Post Oak Place, Suite 200

Houston, Texas 77027-9726

Dear Mr. Kennedy:

In accordance with your request and to enable ATP Oil & Gas Corporation (ATP) to satisfy the requirements of ATP’s annual reporting, we have estimated the proved reserves and future revenue, as of January 1, 2010, to the interest of ATP in and related to certain oil and gas properties, located in the Gulf of Mexico and in the North Sea. The estimate of proved reserves and the future revenue therefrom conform to all standards and definitions promulgated in Section 210.4–10 of Regulation S - X issued by the Securities and Exchange Commission in November 1988 and amended in December 2008. It is estimated these volumes represent 98% of ATP’s total proved reserves.

As presented in the accompanying detailed projections by reservoir and by reserve category, we estimate the net reserves and future net income to the ATP Oil & Gas Corporation interest, as of January 1, 2010, in the Gulf of Mexico, to be:

	Net Remaining Reserves		Future Net Income (M$)
Reserve	Oil	Gas		Present
Category	(MBO)	(MMCF)	Undiscounted	Worth at 10%
Proved
Producing	6,214	23,528	467,087	377,333
Shut-In	24	11,624	40,535	35,092
Behind Pipe	808	900	44,980	22,617
Undeveloped	44,431	187,873	1,976,101	1,215,600
P&A	0	0	-116,586	-50,978

Total Proved	51,477	223,926	2,412,115	1,599,665

ATP Oil & Gas Corporation

February 15, 2010

Page Two

As presented in the accompanying detailed projections by reservoir and by reserve category, we estimate the net reserves and future net income to the ATP Oil & Gas Corporation interest, as of January 1, 2010, in the North Sea, to be:

	Net Remaining Reserves		Future Net Income (M$)
Reserve	Oil	Gas		Present
Category	(MBO)	(MMCF)	Undiscounted	Worth at 10%

Proved
Producing	4	12,085	45,924	38,610
Undeveloped	25,498	97,497	1,018,088	338,649
P&A	0	0	-30,156	-11,189

Total Proved	25,501	109,582	1,033,856	366,071

Oil volumes are generally expressed in thousands of stock tank barrels (MBO), where one barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of standard cubic feet (MMCF) at 60 degrees Fahrenheit and the contract pressure base.

Net sales, as defined in this report, are before deducting production taxes. Net income is after deducting these taxes, and after deducting future capital costs and operating expenses, but before consideration of federal income taxes. The future net income has also been shown discounted at ten percent to determine its present worth as required by Regulation S-X. This present worth is included to indicate a standard measure and is not intended to represent the market value of the property. Our estimates of future cash flows include estimates of all costs required to recover reserves. Future development costs included in this report were provided by ATP.

It should be noted, as provided by ATP, the value of the ATP Innovator floating platform, located at Mississippi Canyon 711, and its associated infrastructure, is $225.676 million as of December 31, 2009. The value is depreciated using a straight-line depreciation method over its estimated useful life. The depreciated book value is reflected in the appropriate proved category.

Oil pricing of $61.18 per barrel and gas pricing of $3.87 per MMBtu, for the Gulf of Mexico, used in this report, are the average of those prices actually received on the first of each month in 2009, adjusted only to the extent provided by the SEC regulations.

Oil pricing of $59.73 per barrel and gas pricing of $4.95 per MMBtu, for the North Sea, used in this report, are the average of those prices actually received on the first of each month in 2009, adjusted only to the extent provided by the SEC regulations.

These prices were adjusted on a field by field basis to account for product quality, transportation, and marketing.

ATP Oil & Gas Corporation

February 15, 2010

Page Three

Operating costs are based on actual expenses, as provided by ATP Oil & Gas Corporation. Collarini did not confirm the accuracy of these expenses. These current expenses are held constant through the life of the property. These costs include processing fees where applicable. Estimated lease fuel-gas usage has been included as a reduction to produced volume in the cash flow forecast.

The reserves presented in this report are estimates only and should not be construed as being exact quantities. They may or may not be recovered, and if recovered, the revenues, costs, and expenses therefrom may be more or less than the estimated amounts. Because of governmental policies, uncertainties of supply and demand, and international politics, the actual sales rates and the prices actually received for the reserves, as well as the costs of recovery, may vary from those assumptions included in this report. Also, estimates of reserves may increase or decrease as a result of future operational decisions, mechanical problems, and the price of oil and gas.

All reserve estimates have been performed in accordance with sound engineering principles and generally accepted industry practice. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data, and all conclusions represent only informed professional judgments.

The titles to the properties have not been examined by Collarini Associates, nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from ATP Oil & Gas Corporation and from sources which provide publicly accessible data and are considered accurate.

A detailed environmental and mechanical inspection of the properties was not made by Collarini Associates. A visual inspection of the properties themselves was not considered necessary for the purpose of this report. No assessment of compliance with environmental regulations or future liability for site remediation was made. We are independent consultants; we do not own any interest in this property and are not employed contingent upon the value of this property. All engineering calculations and basic data used in the analysis are maintained on file in our office and are available for review.

Very truly yours,

COLLARINI ASSOCIATES

/s/ Mitch Reece, P.E.
Mitch Reece, P.E. President

MCR/tlk

Collarini Engineering Inc.

Texas Board of Professional Engineers Registration F-5660